[redacted]

09057548

AB
3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4215 Old Road 37
(No. and Street)

Lakeland	Florida	33813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Ramos 863-701-7885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramos, David Randall
(Name – *if individual, state last, first, middle name*)

4215 Old Road 37	Lakeland	Florida	33813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Locy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstone Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & COO

Title

Notary Public

Notary Public State of Florida
Peggy H Lee
My Commission DD598822
Expires 09/26/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

David R. Ramos, CPA

February 23, 2009

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 251,349
Receivables	1,548,830
Prepaid expenses	20,289
Total current assets	1,820,468
EQUIPMENT	
Office equipment	3,089
Accumulated depreciation	(920)
Net equipment	2,169
DEPOSIT	174
Total assets	$ 1,822,811

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 91,488
Commissions payable	435,990
Due to stockholder	25,000
Total current liabilities	552,478
STOCKHOLDERS' EQUITY	
Common stock:	
Class A, $.001par value; 1,500,000 shares authorized, 915,428 issued	915
Class B, $.001 par value; 500,000 shares authorized, 164,302 issued	164
Paid-in capital	1,129,126
Treasury stock, at cost	(118,414)
Retained earnings	258,542
Total stockholders' equity	1,270,333
	$ 1,822,811

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 10,046,865
Total revenues	10,046,865
OPERATING EXPENSES	
Commissions	7,964,281
Payroll and related expenses	998,842
Clearing and related fees	450,963
Equipment expenses	165,018
Professional fees	232,136
Occupancy	73,425
Miscellaneous	7,840
Office expense	51,907
Telephone	22,396
Advertising	40,232
Travel	28,048
Automobile	6,879
Total expenses	10,041,967
NET INCOME	$ 4,898

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK-A	COMMON STOCK-B	PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCK-HOLDERS' EQUITY
BALANCE, December 31, 2007	$ 100	$ -	$ 56,000	$ (118,414)	$ 262,387	$ 200,073
STOCK ISSUANCES	815	164	1,073,126	-	-	1,074,105
NET INCOME	-	-	-	-	4,898	4,898
DIVIDENDS	-	-	-	-	(8,743)	(8,743)
BALANCE, December 31, 2008	$ 915	$ 164	$ 1,129,126	$ (118,414)	$ 258,542	$ 1,270,333

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,898
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Depreciation	436
Increase in receivables	(370,028)
Decrease in prepaid assets	3,258
Increase in accounts payable	40,765
Decrease in commissions payable	(24,936)
Net cash from operating activities	(345,607)
CASH USED BY INVESTING ACTIVITIES	
Purchase of equipment	(1,560)
Net cash used by investing activities	(1,560)
CASH PROVIDED BY FINANCING ACTIVITIES	
Advance from stockholder	25,000
Advances and repayments to related parties	(600,037)
Proceeds from issuance of common stock	1,074,104
Payment of dividends	(8,743)
Net cash provided by investing activities	490,324
NET INCREASE IN CASH	143,157
CASH, December 31, 2007	108,192
CASH, December 31, 2008	$ 251,349

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

Read accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation formerly known as Resource-Realty Investment Securities Enterprises, Inc. d/b/a RISE, Inc. In 2005, the two entities merged. The surviving company was Brookstone Securities, Inc.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less. At times, cash balances exceed FDIC-insured limits.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $331,288 were due from a clearing organization. Pursuant to written agreement, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $125,055 at December 31, 2008 and are reported as other receivables.

EQUIPMENT - Equipment consists of office equipment and is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

LIABILITIES - At December 31, 2008, there were no liabilities that were subordinated to general creditors.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by Brookstone Capital Management, LLC (BCM).

CONCENTRATIONS OF CREDIT RISK - The Company is engaged in various activities in which counterparts include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Management believes that substantially all of the Company's financial assets and liabilities are carried at fair value or amounts which, because of their short-term nature, approximate current fair value.

NOTE 2 - RECEIVABLES

Receivables consist of the following at December 31, 2008:

Commissions	$ 704,073
Other	125,055
Advances to sales representatives	138,836
Advances to related parties	580,866
	$ 1,548,830

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2008, the Company had net capital of $428,832 which was $392,002 in excess of its required net capital of $36,830. The Company's net capital ratio was 1.29 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2008, the Company was charged $1,165,849 for goods and services provided to it by T Squared Financial Group, Inc. ("T Squared"), a company affiliated by common control. These charges for goods and services are provided pursuant to a written agreement between the Company and T Squared. The Company effectively shares in expenses incurred by both entities. Office rent of $52,500 was included in the charges from T Squared.

The Company temporarily advanced T Squared $580,000 during 2008. This balance remained unpaid at December 31, 2008. Other temporary advances were made to BCM one of the Company's stockholders. At year end, the unpaid balance was $542. The Company owed $25,000 at year end to its president, also a stockholder, for a temporary advance made to the company during 2008.

The Company incurred an expense of $171,955 primarily for commissions earned by the owner of BCM.

NOTE 5 - COMMISSIONS

The Company's two largest revenue sources are First Southwest Company and Jackson National Life Insurance Company providing commissions of approximately $2,971,655 and $995,802, respectively. A significant portion of the Company's commissions expense is attributable to the owner of BCM as described above, and one of the Company's sales representatives, Jeffrey D. Renaker. Mr. Renaker was paid $1,349,776.

NOTE 6 - CONTINGENCIES

The Company has litigation arising from the normal course of business. In management's opinion, the outcome of any such litigation will not materially affect the Company's financial condition. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management's view of the outcome will change in the near term.

NOTE 7 - CLASS B STOCK AND WARRANTS

In 2008, the Company received authorization to issue Class B common stock. It issued 164,302 of those shares containing 109,523 warrants. Each share of Class B common stock accrues regular dividends at a rate of seven percent of the original issue price of $7 per share. Each warrant issued in connection with Class B common stock permits the holder to purchase one share of Class B common stock at a price of $10.50 per share. Warrants expire August 4, 2010.

SUPPLEMENTAL MATERIAL

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying financial statements of Brookstone Securities, Inc. as of and for the year ended December 31, 2008, and have issued my report thereon dated February 23, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David R. Ramos, CPA

February 23, 2009

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL

Stockholders' equity per statement of financial condition	$	1,270,333
Less unallowed assets:		
Advances		818,869
Prepaid assets		20,289
Equipment, net of depreciation		2,169
Deposit		174
Net capital	$	428,832

AGGREGATE INDEBTEDNESS

Accounts payable	$	91,488
Commissions payable		435,990
Due to affiliated entities		25,000
Total aggregate indebtedness	$	552,478

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	428,833
Less rounding		1
Net capital as reported above	$	428,832

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2008.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, I identified certain deficiencies in internal control that I consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 23, 2009.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 23, 2009

Financial Statements and Supplemental Material

Brookstone Securities, Inc.

Year Ended December 31, 2008

THIS PAGE INTENTIONALLY LEFT BLANK.

BROOKSTONE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS